Exhibit 6.2

PROMOTION & MARKETING SERVICES AGREEMENT

This Promotion, Marketing, and Distribution Agreement (the "Agreement") is entered into between Harmon Brothers LCC, a Utah Limited Liability Company (“Marketer”) and the Client named on one or more Service Order Forms between Client and Company.  The terms of this Agreement shall apply to all Services provided under the Services Order Form(s).  Each Services Order Form is subject to the General Terms and Conditions set forth below which are fully incorporated in each Service Order Form by this reference.

GENERAL TERMS AND CONDITIONS

RECITALS. Client and Marketer deem the following factors to be important to their decision to enter into the Agreement.
(i) Marketer is in the business of providing internet-based and multi-media promotion and marketing services, including the design and implementation of promotional and web-based advertising campaigns;
(ii) Client desires to retain Marketer to provide certain promotional and advertising services in accordance with Order Form (the "Campaign").
1.DEFINITIONS. Capitalized terms have the meanings set forth or referred to in this Section.
1.1 Deliverables" means all documents, work product and other materials that are delivered to Client hereunder by or on behalf of Marketer in connection with the Campaign or in the course of performing the Services outlined in the Order Form(s).
1.2 “Services” means all work outlined in the Order Form(s) to be performed by Marketer, for Client.
1.3 "Intellectual Property" means any and all trade secrets, Trademarks, domain names, original works of authorship and related copyrights, and any other intangible rights protected or protectable under federal or applicable state laws.
1.4 "Trademarks" means all rights in and to U.S. and foreign trademarks, service marks, trade dress, trade names, brand names, logos, corporate names and domain names, and other similar designations of source, sponsorship, association whether registered or unregistered.
2. MARKETER SERVICES AND RESPONSIBILITIES.
2.1 Marketer Services. Marketer shall use commercially reasonable efforts to provide the Services to Client in accordance with the terms of this Agreement in a professional and diligent manner consistent with industry standards and good business practices.
2.2 The Promotional and Marketing Campaign. Marketer will develop and launch one or more marketing campaigns as set forth in one or more Promotion & Marketing Order Forms (“Order Forms”) that reference and incorporate the terms of the Agreement.
2.3 Timeliness of Performance. Marketer will use commercially reasonable efforts to meet all deadlines agreed to by the Parties in this Agreement or in the Order Form(s). Any delay caused by to or materially contributed to Client shall extend the affected deadline by the length of any caused or contributed to by Client.
2.4 Marketer Campaign Personnel. Marketer shall (i) appoint an employee to serve as the Primary Contact as set forth in the Order Form(s) who will have the authority to act on behalf of Marketer in connection with the Agreement and Services. The Primary Contact shall supervise, direct, and be responsible for all employees and independent contractors (the "Marketer Personnel") assigned to perform the Services, each of whom shall be suitably skilled, experienced and qualified. Upon reasonable objection by Client articulating the basis for such request, as determined in consultation between Client and Marketer, Marketer shall promptly replace the objectionable Marketer Personnel.
(b) Marketer shall use best commercially reasonable efforts to maintain the same Marketer Contract Manager throughout the Term of the Agreement.

(c) Marketer shall be responsible for the payment of all compensation owed to the Marketer Personnel, including applicable wages, taxes, benefits, and insurance.
(d) Marketer may use third party providers and subcontractors as deemed necessary and customary in the business provided that Marketer shall remain fully responsible for the performance of each third parties.
(e) Marketer shall require each third party provider to be bound in writing by the confidentiality and intellectual property assignment or license provisions of this Agreement.
2.5 Prior to their public release, Marketer shall submit to Client for consultation and approval the deliverables described in the Order Form(s) and any other materials that the Marketer proposes be displayed, published, reproduced, distributed or otherwise made publicly available as part of the Campaign. Within 3 Business Days after receiving a submission and request for approval from Marketer, Client shall provide Marketer with written notice approving or disapproving the materials submitted. If the Client does not deliver written approval within such 3 business days, the submission will be deemed disapproved. If Client gives timely written notice of disapproval of any materials, until Marketer revises the materials to the satisfaction of Client, the materials shall not be publicly released. Client may withhold approval in its sole and absolute discretion. Content released solely for the purpose of testing and optimization is not considered a public release and thus does not require written approval from Client.
2.6 Marketer Free to Provide Services to Other Clients. Marketer retains the right to perform the same or similar type of services for other clients during the Term of this Agreement, provided that, Marketer shall exercise commercially reasonable care to ensure that it will not interfere with the performance or timeliness of performing the Services.
2.7 Meetings With Client. On Client's reasonable request, Marketer’s Primary Contact and appropriate Marketer Personnel shall attend, in-person or telephonic meetings with Client’s Primary Contact to discuss the Services or the Campaign. If Client requires meeting at their own facilities, Client will cover all traveling costs incurred by Marketer Personnel.
3. CLIENT OBLIGATIONS AND RESPONSIBILITIES.
3.1 Client shall use commercially reasonable efforts to:
(a) Appoint and maintain throughout the Term a Client employee to serve as the Primary Contact, designed in the applicable Order Form, who will have the authority to act on behalf of Client with respect to the Agreement and Services.
(b) Provide copies of or access to such Client Materials and product samples as Marketer may reasonably request in order to carry out and perform the Services in a timely, complete, and accurate manner. Client and its licensors are, and shall remain, the sole and exclusive owner of all right, title and interest in and to all Client Materials, including all Intellectual Property therein. Marketer shall have a limited right to Client Materials during the Term of this Agreement to the extent reasonably necessary to provide the Services to Client.
(c) Respond promptly to Marketer requests to provide direction, information, approvals, authorizations or decisions that are reasonably necessary for Marketer to perform the Services in accordance with the requirements of this Agreement.

(d) The Client agrees to use Marketer as the sole provider of advertising to drive traffic to Deliverables for the life of the Deliverables.
4. INTELLECTUAL PROPERTY RIGHTS; OWNERSHIP.
4.1 License to Certain Client Intellectual Property.
(a) Subject the terms and conditions of this Agreement, Client grants Marketer and Marketer’s third party providers a limited, non-exclusive, royalty-free, non-transferable and non-sub licensable, worldwide license during the Term to use, in connection with and for the purpose of Marketer’s showcasing, promoting, and marketing of its own services as an advertiser and marketer to clients and prospective clients of Marketer, the following intellectual property: (i) Client's Trademarks, including without limitation Client’s trade names, trade dress, and logos; ; (ii) Client's domain names, website addresses, websites and URL's ; and (iii) any Trademarks created by the Marketer on Client's behalf as part of the Services (“Client Intellectual Property”). This license for Marketer to use the Client Intellectual Property for showcasing, promoting and marketing its services to clients and prospective clients shall be perpetual and irrevocable.
(b) Client grants no other right or license to any Client Intellectual Property to Marketer by implication, estoppel or otherwise. Any use by Marketer or any representative of Marketer of any of Client's Trademarks and all goodwill associated therewith shall inure to the benefit of Client.
4.2 Ownership of and License to Deliverables.
(a) Client shall be the sole and exclusive owner of all right, title and interest in and to the Deliverables, including all Intellectual Property therein. Marketer agrees, and will cause Marketer Personnel to agree, that with respect to any Deliverables that may qualify as "work made for hire" as defined in 17 U.S.C. § 101, such Deliverables are hereby deemed a "work made for hire" for Client. To the extent that any of the Deliverables do not constitute a "work made for hire," Marketer hereby irrevocably assigns, and shall cause the Marketer Personnel to irrevocably assign to Client, in each case without additional consideration, all right, title and interest throughout the world in and to the Deliverables, including all Intellectual Property therein. The Marketer shall cause the Marketer Personnel to irrevocably waive, to the extent permitted by applicable Law, any and all claims such Marketer Personnel may now or hereafter have in any jurisdiction to so-called "moral rights" or rights of droit moral with respect to the Deliverables.
(b) Upon the reasonable request of Client, Marketer shall, and shall cause the Marketer Personnel to, promptly take such further actions, including execution and delivery of all appropriate instruments of conveyance, as may be necessary to assist Client to prosecute, register, perfect or record its rights in or to any Deliverables.
(c) Marketer and its licensors are, and shall remain, the sole and exclusive owners of all right, title and interest in and to the Pre-Existing Materials, including all Intellectual Property therein. Marketer hereby grants Client a perpetual, limited, royalty-free, non-transferable, non-sublicenseable, worldwide license to use, perform, display, execute, reproduce, distribute, transmit, modify (including to create derivative works), import, make, have made, sell, offer to sell and otherwise exploit any Pre-Existing Materials to the extent incorporated in, combined with or otherwise necessary for the use of the Deliverables solely to the extent reasonably required in connection with Client's receipt or use of the Services and Deliverables. All other rights in and to the Pre-Existing Materials are expressly reserved by Marketer.
4.3 Residuals. The terms of this Agreement shall not be construed to limit either party’s right to independently develop or acquire products or services without use of the other party’s Proprietary or Confidential Information. Either party shall be free to use for any purpose the residuals resulting from access to or work in the process of development of the Deliverables or provision of services hereunder, provided that such party shall maintain the confidentiality of the Confidential Information as provided herein.

The term “residuals” means general skills, know-how, expertise and generalized ideas and concepts which are in non-tangible form, which may be retained in unaided memory by persons who have had access to the Deliverables or Confidential Information, so long as it or they acquire and apply such information without disclosure or unauthorized use of any Confidential Information. Neither party shall have any obligation to limit or restrict the assignment of such persons or to pay royalties for any work resulting from the use of residuals. However, the foregoing shall not be deemed to grant to either party a license under the other party’s copyrights, patents, or other intellectual property protected by federal or state statutory or common law.pt
5.CLIENT’S PAYMENT OBLIGATIONS.
5.1 Fees and Expenses.
(a) In consideration of the provision of the Services and the rights granted to Client under this Agreement, Client shall pay Marketer the sum(s) set forth in the Order Form(s) in accordance with the milestones and payment schedule therein.
5.2 Payment.
(a) Client shall pay all properly invoiced amounts due to Marketer pursuant to Section 5.1 within 30 days after Client's receipt of such invoice, except for any amounts disputed by Client in good faith and in accordance with Section 5.4].
(b) Client shall make all payments in US dollars by check or wire transfer in accordance with the following wire instructions:
● Harmon Brothers LLC
● Account #: 032735656
● Zions Bank’s routing number: 124000054
● Zions Bank’s SWIFT code: ZFNBUS55 (optional)
● Zions Bank’s phone number: 800-974-8800
5.3 Taxes. All expenses payable by Client under this Agreement are exclusive of all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any Governmental Authority on such amounts. Marketer shall be responsible for all such charges, costs and taxes, except for any taxes imposed on, or with respect to, Client's income, revenues, gross receipts, personnel, or real or personal property or other assets.
5.4 Invoice Disputes. Client shall notify Marketer in writing of any dispute with an invoice (along with substantiating documentation/a reasonably detailed description of the nature of the dispute and any remedial action required to resolve the dispute) within 60days from the date of such invoice. Client will be deemed to have accepted all invoices for which Marketer does not receive timely notification of dispute, and shall pay all undisputed amounts due under such invoices within the period set forth in Section 5.2. The Parties shall seek to resolve all such disputes expeditiously and in good faith.
5.5 Late Payments. Except for invoiced payments that Client has successfully disputed, Client shall pay interest on all late payments, calculated daily and compounded monthly at the rate of 1.5% per month. Client shall also be obligated to reimburse Marketer for all reasonable costs incurred in collecting any late payments, including, without limitation, attorneys' fees.
6. REPRESENTATIONS, WARRANTIES AND COVENANTS.
6.1 Mutual Representations, Warranties and Covenants. Each Party represents and warrants that:
(a) it is a legal entity in good standing in the jurisdiction of its formation or registration, qualified to do business in every jurisdiction in which such qualification is required for purposes of this Agreement, except where the failure to be so qualified would not reasonably be expected to adversely affect its ability to perform its obligations under this Agreement.
(d) it has not, and during the Term will not, enter into any oral or written contract or negotiations with any third party that would impair the rights granted to the other Party under this Agreement, nor is it aware of any claims or actions that may limit or impair any of the rights granted to the other Party hereunder;

(e) the execution of this Agreement and associated Order Forms and Exhibits has been duly authorized by all necessary corporate action of the Party and constitutes a legally binding undertaking.
6.2 Marketer Representations, Warranties and Covenants. Marketer represents, warrants and covenants to Client that:
(a) it has, or shall obtain and shall maintain in full force and effect during the Term, all necessary licenses, permits, consents and authorizations as may be necessary in connection with the Campaign and provision of the Services;
(b) it shall materially comply with, and ensure that all Marketer Personnel and third party providers comply with, all policies and guidelines of Client that are communicated to Marketer in writing;
(c) Client will receive good and valid title to all Deliverables, free and clear of all encumbrances and liens of any kind; and
(d) to the best of Marketer’s knowledge and belief, none of the Services, Deliverables or client's use thereof infringe or will infringe any Intellectual Property of any third party arising under the Laws of the United States, and, as of the date hereof, there are no pending or, to Marketer's knowledge, threatened claims, litigation or other proceedings pending against Marketer by any third party based on an alleged violation of such Intellectual Property, in each case, excluding any infringement or claim, litigation or other proceedings to the extent arising out of (i) any Client Materials or any instruction, information, designs, specifications or other materials provided by Client to Marketer, (ii) use of the Deliverables in combination with any materials or equipment not supplied or specified by Marketer, if the infringement would have been avoided by the use of the Deliverables not so combined, and (iii) any modifications or changes made to the Deliverables by or on behalf of any Person other than Marketer.
6.3 Client Representations, Warranties and Covenants. Client represents, warrants and covenants to Marketer that:
(a) it has or shortly will provided Marketer with a copy of any applicable internal policies or procedures and a written description of any specifications or other requirements or restrictions applying to any of the Services or the Campaign; and
(b) it has and shall maintain throughout the Term, all rights, licenses and consents required in connection with the Campaign, including any such right or licenses required to lawfully use, and to authorize Marketer to use, any Client Intellectual Property or Client Materials provided to Marketer for use in connection with the Campaign.
6.4 NO OTHER REPRESENTATIONS OR WARRANTIES; NON-RELIANCE. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 6.4, (A) NEITHER PARTY TO THIS AGREEMENT, NOR ANY OTHER PERSON ON SUCH PARTY'S BEHALF, HAS MADE OR MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER ORAL OR WRITTEN, WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE, TRADE OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED, AND (B) EACH PARTY ACKNOWLEDGES THAT IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE OTHER PARTY, OR ANY OTHER PERSON ON SUCH PARTY'S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN SECTION 6 OF THIS AGREEMENT.
7. INDEMNIFICATION.
7.1 Client Indemnification Obligations. Client shall defend, indemnify and hold harmless Marketer, and its officers, directors, employees, agents, Affiliates, successors and permitted assigns (collectively, "Marketer Indemnified Party"), from and against any and all Losses arising out of or resulting from any third-party Claim, or direct Claim, alleging:
(a) breach by Client or its Personnel of any representation, warranty, covenant or other obligations set forth in this Agreement
(b) gross negligence or more culpable act or omission of Client or its Personnel (including any recklessness or willful misconduct) in connection with the performance of its obligations under this Agreement; and

(c) that any Client Materials or Client Intellectual Property or Marketer's receipt or use thereof in accordance with the terms of this Agreement infringes any Intellectual Property of a third party, arising under the applicable federal or state laws.
7.2 Marketer Indemnification Obligations. Marketer shall defend, indemnify and hold harmless Client and its officers, directors, employees, agents, affiliates, successors and permitted assigns (collectively, "Client Indemnified Party"), from and against any and all Losses arising out of or resulting from any third-party Claim, or direct Claim, alleging:
(a) breach by Marketer or its personnel of any representation, warranty, covenant or other obligations set forth in this Agreement
(b) gross negligence or more culpable act or omission of marketer or its personnel (including any recklessness or willful misconduct) in connection with the performance of its obligations under this Agreement; and
(c) that any of Marketer’s materials, intellectual property, or pre-existing materials or Client's receipt or use thereof in accordance with the terms of this Agreement infringes any Intellectual Property of a party who was (or is) a prior (or current) client of Marketer.7.3Indemnification Procedures. If Marketer or Client seeks indemnification under this Section 7, such party (the "Indemnified Party") shall give the other party from whom indemnification is sought (the "Indemnifying Party"): (a) prompt notice of the relevant claim; provided, however, that failure to provide such notice shall not relieve the Indemnifying Party from its liability or obligation hereunder except to the extent of any material prejudice directly resulting from such failure; and (b) reasonable cooperation in the defense of such claim. The Indemnifying Party shall have the right to control the defense and settlement of any such claim; provided, however, that the Indemnifying Party shall not, without the prior written approval of the Indemnified Party, settle or dispose of any claims in a manner that affects the Indemnified Party's rights or interest. The Indemnified Party shall have the right to participate in the defense at its own expense.
7.4 EXCLUSIVE REMEDY FOR CLAIMS OF INDEMNIFICATION. THIS SECTION 7 SETS FORTH THE ENTIRE LIABILITY AND OBLIGATION OF EACH INDEMNIFYING PARTY AND THE SOLE AND EXCLUSIVE REMEDY OF EACH INDEMNIFIED PARTY FOR ANY DAMAGES COVERED BY THIS SECTION 7.
8. LIMITATION OF LIABILITY.
8.1 NO LIABILITY FOR CONSEQUENTIAL OR INDIRECT DAMAGES. IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL OR PUNITIVE DAMAGES WHATSOEVER (INCLUDING DAMAGES FOR LOSS OF USE, REVENUE OR PROFIT, BUSINESS INTERRUPTION AND LOSS OF INFORMATION), WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.
8.2 MAXIMUM LIABILITY. EXCEPT FOR LIABILITIES ARISING OUT OF A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 7.2(b) ABOVE AND THE CONFIDENTIALITY OBLIGATIONS SET FORTH IN SECTION 9 BELOW, EACH PARTY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, SHALL NOT EXCEED THE SUM OF THE FEES AND EXPENSES IDENTIFIED IN THE ORDER FORM AND LIABILITY SHALL BE LIMITED TO THE INDIVIDUAL CAMPAIGN FROM WHICH THE LIABILITY OR CLAIM ARISES, AND MAXIMUM LIABILITY SHALL ALSO BE LIMITED TO THE CREATIVE & PRODUCTION EXPENSES INCURRED TO CREATE & PRODUCE SAID CAMPAIGN, WHETHER OR NOT PAID, EARNED OR UNEARNED IN THE PERIOD PRECEDING THE EVENT GIVING RISE TO THE CLAIM. MAXIMUM LIABILITY SHALL NOT EXTEND TO FEES AND EXPENSES PAID TO THIRD PARTY ADVERTISING PLATFORMS. MAXIMUM LIABILITY SHALL NOT EXTEND TO FEES AND EXPENSES ASSOCIATED WITH THE OPTIMIZATION AND DISTRIBUTION COSTS.

9. CONFIDENTIALITY.
From time to time during the Term, either Party (as the "Disclosing Party") may disclose or make available to the other Party (as the "Receiving Party") information about its business affairs and services, confidential information and materials comprising or relating to Intellectual Property, trade secrets, third-party confidential information and other sensitive or proprietary information, as well as the terms of this Agreement, whether or not marked, designated or otherwise identified as "confidential" (collectively, "Confidential Information"). Confidential Information does not include information that, at the time of disclosure : (a) is or becomes generally available to and known by the public other than as a result of, directly or indirectly, any breach of this Section 9 by the Receiving Party or any of its Representatives; (b) is or becomes available to the Receiving Party on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information; (c) was known by or in the possession of the Receiving Party or its Representatives prior to being disclosed by or on behalf of the Disclosing Party; (d) was or is independently developed by the Receiving Party without reference to or use of, in whole or in part, any of the Disclosing Party's Confidential Information; or (e) is required to be disclosed pursuant to applicable Law. The Receiving Party shall protect and safeguard the confidentiality of the Disclosing Party's Confidential Information with at least the same degree of care as the Receiving Party would protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care; not use the Disclosing Party's Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and not disclose any such Confidential Information to any Person, except to the Receiving Party's Representatives who need to know the Confidential Information to assist the Receiving Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement. The Receiving Party shall, at the expiration or earlier termination of this Agreement or at the Disclosing Party's written request, promptly return or destroy all Confidential Information and copies thereof that it has received under this Agreement.
10. TERM AND TERMINATION.
10. Term. The term of this Agreement commences on the Effective Date and continues until completion of the Services outlined in Order Form(s), unless it is earlier terminated in accordance with the terms of this Agreement (the "Term").
10.2 Termination for Cause.
(a) Either Party may terminate this Agreement, effective upon written Notice, to the other Party (the "Defaulting Party") if the Defaulting Party:
(i) materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure (other than a failure by Client to make timely payments (a "Payment Failure"), which is separately addressed in Section 10.2(b), the Defaulting Party does not cure such breach within fifteen (15) days after receipt of written notice of such breach;
(ii) becomes insolvent or is generally unable to pay its debts as they become due;
(iii) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law;
(iv) makes or seeks to make a general assignment for the benefit of its creditors;
(v) applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;
(vi) is dissolved or liquidated; or

(vii) is unable to perform its obligations under this Agreement due to the occurrence of a Force Majeure Event that lasts for more than thirty (30) days.
(b) Marketer may terminate this Agreement, effective upon written Notice to Client if:
(i) a Payment Failure by Client continues for seven (7) days after Client's receipt of written notice of nonpayment; or
(ii) during the Term, more than one Payment Failure occurs.
10.3 Termination Without Cause. Client may terminate this Agreement on twenty-five (25) Business Days' prior written Notice to Marketer subject to Client's payment to Marketer of all outstanding expenses, invoices and costs. Termination without cause leaves intact Client’s obligation and agreement to pay the percentage-based management fee for ongoing adspend, should the Client continue to purchase adspend, internally or through a third party, to drive traffic to content created under the terms of this Agreement for the life of the content and as set forth in the Order Form.
10.4 Termination by Marketer. The parties further acknowledge and agree that Marketer shall have the right to terminate the agreement prior to commencement of the Campaign, without liability on the part of Client, if the parties do not mutually agree that the final product meets their respective expectations as to quality sufficient to enable Marketer to successfully pursue the Campaign.
10.5 Effect of Expiration or Termination.
(a) Expiration or termination of this Agreement will not affect any rights or obligations that:
(i) are to survive the expiration or earlier termination of this Agreement; and
(ii) were incurred by the Parties prior to such expiration or earlier termination.
(b) Upon expiration or termination of this Agreement for any reason, Marketer shall:
(i) promptly deliver to Client all Deliverables (whether complete or incomplete) for which Client has paid and all Client Materials; and
(ii) provide reasonable cooperation and assistance to Client upon Client's written request and at Client's expense in transitioning the Services to an alternate Marketer.
11. MISCELLANEOUS.
11.1 Further Assurances. Upon a Party's reasonable request, the other Party shall, at its sole cost and expense, execute and deliver all such further documents and instruments, and take all such further acts, necessary to give full effect to this Agreement.
11.2 Entire Agreement. This Agreement, including the related schedules attached hereto, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.
11.3 Survival. Subject to the limitations and other provisions of this Agreement, (a) Section 6 (Representations, Warranties and Certain Covenants) shall survive the expiration or earlier termination of this Agreement for a period of 24 months after such expiration or termination; and (b) Section 5 (Client’s Payment Obligations), Section 7 (Indemnification), Section 8 (Limitation of Liability), Section 9 (Confidentiality), Section 10 (Term; Termination), and Section 11 (Miscellaneous), of this Agreement, as well as any other provision that, in order to give proper effect to its intent, should survive such expiration or termination, shall survive the expiration or earlier termination of this Agreement for the period of twelve (12) months after such expiration or termination. No lawsuit or other action based upon or arising in any way out of this Agreement may be brought by either Party after the expiration of the applicable survival period; provided, however, that any claims asserted in good faith with reasonable specificity and in writing by Notice prior to the expiration of the applicable survival period are not thereafter barred by the expiration of the relevant period, and the survival of such claims shall be governed by the applicable statute of limitations under the law of the jurisdiction.

11.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a "Notice") shall be in writing and addressed to the parties at the addresses set forth on the first page of this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this section). All Notices shall be delivered by personal delivery, pre-paid by nationally recognized overnight courier, by e-mail of a PDF document (with confirmation of transmission), or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective upon receipt by the receiving party, and (b) if the party giving the Notice has complied with the requirements of this Section 11.4.
11.5 Interpretation. The Parties drafted this Agreement without regard to any presumption or rule requiring construction or interpretation against the Party drafting the instrument. The Order Form(s) and exhibits referred to herein are an integral part of this Agreement to the same extent as if they were set forth verbatim herein.
11.6 Headings. The headings in this Agreement are for reference only and do not affect the interpretation of this Agreement.
11.7 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction; provided, however, that if any fundamental term or provision of this Agreement is invalid, illegal or unenforceable, the remainder of this Agreement shall be unenforceable.
11.8 Amendment and Modification. No amendment to or modification of this Agreement is effective unless it is in writing and signed by an authorized Representative of each Party.
11.9 Waiver.
(a) No waiver under this Agreement is effective unless it is in writing and signed by an authorized Representative of the Party waiving its right.
(b) Any waiver authorized on one occasion is effective only in that instance and only for the purpose stated, and does not operate as a waiver on any future occasion.
(c) None of the following constitutes a waiver or estoppel of any right, remedy, power, privilege or condition arising from this Agreement:
(i) any failure or delay in exercising any right, remedy, power or privilege or in enforcing any condition under this Agreement; or
(ii) any act, omission or course of dealing between the Parties.
11.10 Equitable Remedies. Each Party acknowledges and agrees that (a) a breach or threatened breach by such Party of any of its obligations under Section 9 would give rise to irreparable harm to the other Party for which monetary damages would not be an adequate remedy and (b) in the event of a breach or a threatened breach by such Party of any such obligations, the other Party shall, in addition to any and all other rights and remedies that may be available to such Party at law, at equity or otherwise in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction, without any requirement to post a bond or other security, and without any requirement to prove actual damages or that monetary damages will not afford an adequate remedy.

11.11 Assignment. Neither Party may assign, transfer or delegate any or all of its rights or obligations under this Agreement, without the prior written consent of the other party; provided, however, that either Party may assign this Agreement to a successor-in-interest by consolidation, merger or operation of law or to a purchaser of all or substantially all of the Party's assets. No assignment shall relieve the assigning party of any of its obligations hereunder. Any attempted assignment, transfer in violation of the foregoing shall be void. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.
11.12 Choice of Law. This Agreement, including all documents and exhibits, schedules, attachments and appendices attached to this Agreement and thereto, and all matters arising out of or relating to this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Utah, United States of America without giving effect to any conflict of laws provisions thereof.
11.13 Choice of Forum. Each Party agrees that it will not commence any action, litigation or proceeding of any kind whatsoever against the other Party in any way arising from or relating to this Agreement in any forum other than the district courts of the State of Utah and the federal district court for the District of Utah. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts.
11.14 Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original.
11.15 Force Majeure.
(a) No Party shall be liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations to make payments to the other Party under this Agreement), when and to the extent such failure or delay is caused by or results from acts beyond the affected Party's reasonable control and for which the law of Utah has recognized Force Majeure status. ("Force Majeure Event").
11.16 Relationship of Parties. Nothing in this Agreement creates any agency, joint venture, partnership or other form of joint enterprise, employment or fiduciary relationship between the Parties. Marketer is an independent contractor pursuant to this Agreement. Neither Party has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any third party.
11.17 Marketer and Client protect their contractor and employee relationships. Should either party choose to recruit, and/or bring into their employ, or enter into a direct contractual relationship outside of this agreement; with any member of the other party’s team, such party agrees to pay a one-time fee of the annual salary of such individual to the other party.
11.18 Marketer maintains ownership of all props, sets, costumes, raw footage, software, unused concepts; and maintains the right to use, repurpose, or dispose of such property. Marketer will act in good faith so that such use will not result in brand or trademark confusion for Client and their respective brands and/or trademarks.
11.19 In any dispute resulting in litigation between the parties, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and court costs from the non-prevailing party.

Agreed effective as of: _January 21, 2016__________ (Individual Services Order Forms shall have separate Effective Dates)

MARKETER	CLIENT

Signature: /s/ Benton Crane	Signature: /s/ Liz Ellis

Printed name: Benton Crane	Printed Name: Liz Ellis

Title: Director	Title: Dir Ops

Questions concerning Harmon Bothers LLC Marketing and Service Agreement may be addressed to:
Benton Crane | 251 N. University Ave. Provo, UT | benton@harmonbrothers.com | 801.471.2070

Promotion & MarketingServices Order Form

MARKETER: Harmon Brothers LLC		Primary Contact: Benton Crane Phone: 801.471.2070 Email: benton@harmonbrothers.com
CLIENT: VidAngel, LLC		Primary Contact: Dave Vance Secondary Contact: Liz Ellis Phone Dave: 208.313.7805 Phone Liz: 801.376.6506 Email Dave: dvance@vidangel.com Email Liz: liz@vidangel.com
Effective Date:	January 21, 2016 – VidAngel Board approval granted

This Promotion & Marketing Agreement (“Agreement” and “Order Form”) is made and entered into as of the Effective Date specified above, between Harmon Brothers LLC, a Utah Limited Liability Company (“Marketer”) and the Client identified above (“Client”).

Promotion and Marketing Services

1.	SERVICES. Marketer hereby agrees to provide the Promotion and Marketing Services set forth in the table below.

Background: The substance of this Agreement was presented by the Marketer’s team and decided at a meeting of the VidAngel Board convened on Thursday, January 21, 2016. Both Marketer and Client have conducted their business activities and relationships under the basic principles of this Agreement since that date. This document is retroactive to the Effective Date and memorializes and confirms our understanding, setting forth all Terms & Conditions.

2.
For the purposes of understanding the parameters of the Agreement, the services provided by Marketer are divided into two general classifications: Creative & Production Services and Optimization & Distribution Services.

3.
CREATIVE & PRODUCTION SERVICES: Marketer agrees to provide Creative & Production services on an open-ended and as-needed basis. When Client requests Creative & Production services, Marketer will make all reasonable efforts to deliver these services with best-in-class production values and superior execution and craft. Client is free to use other providers to create video content, and to enlist Marketer’s services on an at will basis. Any VidAngel content, produced or co-produced in reliance on or using Marketer’s services falls under the terms of this Agreement.

Billing for Creative & Production Services: Marketer will invoice Client for all Creative & Production Services at cost. Each of Marketer’s core team members has a personal hourly, billable rate. Time spent by the core team on Client’s projects will be billed at these rates with no additional markup. All third party sub-contractor invoices will also be re-invoiced to Client without any markup, and the original invoices and supporting documentation shall be available on request. All other costs, including but not limited to: props, craft (food and catering onset), facility rentals, travel, lodging, airfare, location fees, equipment rentals, equipment purchases, storage, costuming, vehicle rentals, talent fees, talent management fees, licensing fees, digital effects, post-production finishing services, music or composition, event specific or shoot specific insurance, and a proportional share of Marketer’s annual E&O Insurance (costs spread across multiple clients) will be invoiced to Client in a timely manner during, and immediately following, the completion of the Creative and Productions Services  This is not intended to be a comprehensive list of expense types, and Marketer has the right to pass along any and all other costs to Client that are directly related to the Creative & Production phase of making the video production and building the marketing campaign.

4.
OPTIMIZATION & DISTRIBUTION SERVICES: Marketer’s business model revolves around optimizing and distributing video content produced, co-produced or otherwise created by Marketer both via organic social platforms as well as with paid adspend. Marketer’s primary work product involves “conversion videos,” meaning content videos, supporting web funnels and advertising designed to drive a purchase conversion and deliver the Client a return on investment.  Once a conversion video content piece is created and delivered, Client is entitled to distribute said content by posting it on Client’s own internal website or on external video hosting platforms (such as Youtube, Facebook, Vimeo and others) to accrue organic traffic and views. Marketer does not charge additional fees for nonpaid use of the content.

Client shall pay Marketer a percentage-based management fee for all adspend which drives traffic to content produced, co-produced or otherwise created by Marketer. The percentages and the circumstances under which they apply are set forth in the table below as part of this Order Form.

In the event either Marketer or Client elect to sever their relationship as pertains to Creative & Production Services, Client is under contractual obligation with respect to paid advertising for the life of the video content already created under the Agreement. Should Client continue to purchase adspend for video content and conversion videos created under this Agreement, the percentage-based management fee shall continue to apply for the life of the content.

Marketer shall provide the specified services and all Deliverables with the same work level and quality of output that would reasonably have been provided if the discounts shown below had not been provided.

Description:	Reg. Price:	Discount:	Subtotal:
☐ Exclusive Setup/Production Services
Marketer will produce and distribute  multiple conversion videos in accordance with the Proposal and as requested by Client.  Marketer will build and launch a landing-page on Client’s website in accordance with the Proposal.
	$500,000 per campaign	All Production Services Delivered At Cost	Variable On A Per Campaign or Individual Content Basis
☐ Exclusive Distribution Services
Marketer shall distribute the conversion videos it produces under this Agreement to Client branded channels at a collection of Internet websites, including but not limited to Youtube.com and Facebook.com
	(included)	(included)	(included)
☐ Promotion Marketing Services
Marketer shall promote the conversion videos across various media outlets, to be chosen or designated in consultation with Client, including but not limited to (a) Youtube.com; and (b) Facebook, which are both hereby expressly approved by Client.  Client may engage in its own activities, either directly or through third parties, to promote the conversion videos; however, Client shall pay Marketer an adspend commission for paid advertising at the rates below. Client will consult Marketer to prevent overlap or cross messaging. In the event Client engages in its own promotional activities, Client will retain all responsibility and liability for compliance with regulatory and truth in advertising  laws.
	(included)	(included)	(included)
☐ Adspend Commission (Marketer purchased) Client shall pay Marketer a management fee for all adspend purchased through Marketer that drives traffic to the conversion videos.	20%	-5%	15%
☐ Adspend Commission (Client purchased) Client shall pay Marketer a management fee for all adspend purchased through any source other than Marketer that drives traffic to the conversion videos in the mediums of internet and direct response television	20%	-5%	15%
☐ Adspend Commission (Client purchased – alternative sources) Client shall pay Marketer a management fee for all adspend purchased through any source other than Marketer that drives traffic to the conversion videos in the mediums of radio, print and other non-internet and direct response television where an ad agency or marketer generally is used to place ads. An example of how this applies is if Client chooses to use video content created by Marketer, and use the content as a television advertisement. .	20%	-15%	5%

5.	PAYMENT SCHEDULE. Payments for the Creative & Production Services are payable on receipt, after a reasonable period to review invoices/bill submissions and verify line items and costs.

Payments for Optimization & Distribution Services (adspend) are payable in advance of adspend expenditures. Marketer will provide an up-to-date accounting of funds on deposit upon Client request.

REPORTS.  Client shall report Adspend, supported by reasonable documentation within ten (10) business days following the end of each calendar month. Marketer shall provide Client with reports of data related to the Promotion Marketing Services and Adspend Commission upon request within ten (10) business days of the date the data was originally requested.

Client shall make all payments to Harmon Brothers LLC in US dollars by check or wire transfer in accordance with the following wire instructions:

Account #: 032735656

Zions Bank’s routing number: 124000054

Zions Bank’s phone number: 800-974-8800

6.
TERMS AND CONDITIONS.  The Services described in Section 1-5, above, and associated Exhibits are provided under the terms and conditions of the Harmon Brothers Promotion & Marketing Services Agreement, which is hereby incorporated herein by reference and which. Capitalized terms not defined herein shall have the same meanings as those reflected in the Promotion & Marketing Services Agreement. In the event any conflicting terms exist between this Order Form and the Harmon Brothers Promotion & Marketing Services Agreement, this Order Form shall control.

Agreed effective as of:  January 21, 2016

MARKETER	CLIENT

Signature: /s/ Benton Crane	Signature: /s/ Liz Ellis

Printed name: Benton Crane	Printed Name: Liz Ellis

Title: Director	Title: Dir Ops

Questions concerning Harmon Bothers LLC Marketing and Service Agreement may be addressed to:
Benton Crane | 251 N. University Ave. Provo, UT | benton@harmonbrothers.com | 801.471.2070